January 15, 2013

Via Edgar

Tia L. Jenkins, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Office of Beverages, Apparel, and Mining
100 F Street, N.E.
Washington D.C. 20509

On behalf of Respect Your Universe, Inc. (the “Company”), we are responding to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated December 20, 2012 (the “Comment Letter”). The Company's responses below are numbered to correspond to the numbered paragraphs in the Comment Letter. For your convenience, we repeat in bold italics each of the Staff's comments prior to each response.

Form 10-K for the Year Ended December 31, 2011
Notes to Financial Statements, page F-6
Note 6, Stockholders’ Equity (Deficit), page F-14

Warrants, page F-17

1.  Please provide draft disclosure to be included in future filings that discusses the terms of your warrant agreements. We note you issued approximately 5.5 million warrants in 2011 and continued to issue a significant amount of warrants in 2012. Your disclosure should describe the terms, including exercise price and settlement provisions for each warrant issuance. Further tell us how your accounting for and classification of these warrants complies with ASC 815-40.

In response to the Staff’s request for explanation of how the Company’s accounting for and classification of warrants issued complies with GAAP, please see the Company’s comments below.

The Company has issued warrants in conjunction with stock offerings and in exchange for services to non-employees.

The Company has determined ASC 815-40-15 is applicable to its accounting for warrants issued in conjunction with stock offerings and in exchange for services to non-employees because the related warrants are indexed to and settled in the Company’s own stock. Per ASC 815-40-15-7, a financial instrument is considered indexed to its own stock using the following two-step approach: (a) evaluate the instrument’s contingent exercise provisions, if any, and (b) evaluate the instrument’s settlement provisions.

Evaluation of Contingent Exercise Provisions (Step 1)

Per ASC 815-40-15-7A, “An exercise contingency shall not preclude an instrument (or embedded feature) from being considered indexed to an entity’s own stock provided that it is not based on either of the following: (a) an observable market, other than the market for the issuer’s stock (if applicable), and (b) an observable index, other than an index calculated or measured solely by reference to the issuer’s own operations (for example, sales revenue of the issuer; earnings before interest, taxes, depreciation, and amortization of the issuer; net income of the issuer; or total equity of the issuer). If the evaluation of Step 1 (this paragraph) does not preclude an instrument from being considered indexed to the entity’s own stock, the analysis shall proceed to Step 2.”

Per ASC 815-40-15-7B, “If an instrument’s strike price or the number of shares used to calculate the settlement amount would be adjusted upon the occurrence of an exercise contingency, the exercise contingency shall be evaluated under Step 1 (see the preceding paragraph) and the potential adjustment to the instrument’s settlement amount shall be evaluated under Step 2 (see the guidance beginning in the following paragraph).”

Evaluation of Settlement Provisions (Step 2)

Per ASC 815-40-15-7C, “An instrument (or imbedded feature) shall be considered indexed to an entity’s own stock if its settlement will equal the difference between the following: (a) the fair value of a fixed number of the entity’s equity shares, and (b) a fixed monetary amount or a fixed amount of debt instrument issued by the entity.”

The Company’s warrant issuances’ exercise contingencies are (a) not based on an observable market, other than the market for the issuer’s stock, and (b) not based on an observable index, other than an index calculated or measured solely by reference to the issuer’s own operations. Additionally, all warrant issuances contain fixed strike prices, which are specified in the related warrant agreements. Further, these warrant agreements do not contain exercise contingencies that adjust the strike price or number of shares issuable upon exercise of the warrants. As such, the Company’s warrant issuances are indexed to and settled in the Company’s own stock.

Per ASC 815-40-25-1, “The initial balance sheet classification of contracts within the scope of this Subtopic generally is based on the concept that: (a) Contracts that require net cash settlement are assets or liabilities, and (b) Contracts that require settlement in shares are equity instruments.” The Company’s warrant agreements contain no specific provisions that allow explicitly or in substance, for net cash settlement. As such, the Company classifies its warrants contracts as equity, given the contracts require settlement in shares.

Regarding initial measurement, ASC 815-40-30-1 states, “All contracts within the scope of this Subtopic shall be measured at fair value.” For warrants issued in connection with service arrangements for nonemployees, the Company estimates the cost of its warrant issuances based on the fair value on the grant date, and recognizes the associated expense ratably over the requisite service period pursuant to ASC 505-50. For warrants issued in connection with stock offerings, the Company determines the fair value of the warrants based on the cash consideration received and includes this along with the common shares as part of permanent equity.

Regarding subsequent measurement, ASC 815-40-35-2 states, “Contracts that are initially classified as equity under Section 815-40-25 shall be accounted for in permanent equity as long as those contracts continue to be classified as equity. Subsequent changes in fair value shall not be recognized as long as the contracts continue to be classified as equity.” The Company’s warrant contracts are classified in equity indefinitely and as such, will not require subsequent measurement.

Please note that the Company also follows the accounting requirements under ASC 505-50 related to warrants issued to non-employees as consideration for services.

In response to the Staff’s request for disclosure to be included in future filings regarding the terms of the Company’s warrant agreements, please see the disclosure below. Additionally, please note that within page F-17, Note 6(E) of the 10-K for the year ended December 31, 2011 references Note 6(B), where the Company has disclosed additional details related to the terms of the warrant issuances.

The following paragraph will be added to the Share-Based Payments section of Note 3 – Summary of Significant Accounting policies, related to the Company’s accounting for warrants issued in conjunction with stock offerings. For the Company’s additional accounting considerations related to warrants issued to non-employees for services pursuant to ASC 505-50, refer to the final paragraph on page F-11 with the Share-Based Payments section of Note 3.

Regarding warrants issued in connection with stock offerings and those issued to non-employees as consideration for services, the Company’s warrant contracts are accounted for in accordance with ASC 815-40. All such warrant agreements contain fixed strike prices and number of shares that may be issued at the fixed strike price, and do not contain exercise contingencies that adjust the strike price or number of shares issuable upon settlement of the warrants. All such warrant agreements are exercisable at the option of the holder and settled in shares of the Company. All such warrant agreements are initially measured at fair value on the grant date and accounted for as part of permanent equity.

The following will be included in Note 6 – Stockholders’ Equity (Deficit):

Year Ended December 31, 2011

The Company issued 8,501,918 shares of common stock for $2,875,140 ($0.10 - $1.00/share), net of direct offering costs of $13,478.

In June 2011 the Company issued 5,415,151 shares of common stock for $3,244,095 ($0.60/share), net of direct offering costs in the amount of $5,000.  The Company also issued the holders one stock purchase warrant for every share of common stock. The Company also issued the holders the following warrants:

Date	Quantity Granted	Vesting Schedule	Exercise Price	Expiration

June 2011	5,415,151	5,415,151 upon issuance	$1.80	2	Years

These warrants require a mandatory conversion by the holder if the market price of the Company’s common stock reaches $3.60 for at least ten consecutive trading days. Only the holders of these warrants have the right to exercise the warrants at the specified fixed strike price, according to the terms discussed above.

Year ended December 31, 2012

In February 2012, The Company issued 1,500,000 shares of common stock for $1,493,100 ($1.00/share), net of direct offering costs of $6,900.  The Company also issued the holders the following warrants:

Date	Quantity Granted	Vesting Schedule	Exercise Price	Expiration

February 2012	750,000	750,000 upon issuance	$1.80	2.5	Years (1)

(1)	The Company may accelerate the expiry date of the warrants if the market price of the common stock reaches $4.00 for at least 20 consecutive trading days.

Only the holders of these warrants have the right to exercise the warrants at the specified fixed strike price, according to the terms outlined above.

In August 2012, the Company completed a registration statement to list on the Canadian TSX Venture Exchange (“TSXV”).  In connection with the listing, the Company closed an initial public offering and issued 5,882,500 shares of common stock for $4,491,174 ($0.84/share), net of offering costs of $465,825. Pursuant to the agreement between the Company and its placement agent, the Company issued the following warrants to the agent as part of the offering:

Date	Quantity Granted	Vesting Schedule	Exercise Price	Expiration

August 2012	294,125	294,125 upon issuance	$1.49	2	Years

Only the holders of these warrants have the right to exercise the warrants at the specified fixed strike price, according to the terms outlined above. Additionally, the warrants are treated as direct equity offering costs and the net effect to additional paid in capital is $0.

In addition to the issuance of warrants discussed above, the Company issued the following warrants to multiple holders during the year ended December 31, 2012:

Date	Quantity Granted	Vesting Schedule	Exercise Price	Expiration

January 2012	100,000	Fully vested upon issuance	$1.20	5	Years
January 2012	15,000	Fully vested upon issuance	$0.98	10	Years
April 2012	100,000	Fully vested upon issuance	$1.20	5	Years
July 2012	100,000	Fully vested upon issuance	$1.20	5	Years
October 2012	100,000	Fully vested upon issuance	$1.20	5	Years

Only the holders of these warrants have the right to exercise the warrants at the specified fixed strike price, according to the terms outlined above.

2.  Tell us where in EDGAR you have filed these warrant agreements as exhibits. If not filed, please file these exhibits in your next periodic report or tell us why you believe these agreements is not required under Item 601 of Regulation S-K.

2011 Warrants Issued

Issuance Date	Shares Issued	Exhibit Reference
6/20/11	5,415,151	Exhibit 4.1 (filed with 8-K on 6/22/11)
8/1/11	50,000	See Note A

2012 Warrants Issuance

Issuance Date	Shares Issued	Exhibit Reference
01/26/12	100,000	See Note A
01/31/12	15,000	See Note A
02/27/12	750,000	Exhibit 10.01 (filed with 8-K on 2/29/12)
04/27/12	100,000	See Note A
07/27/12	100,000	See Note A
08/03/12	294,125	See Note A
10/27/12	100,000	See Note A

A – At the time of issuance, these issuances of common stock warrants were not considered to be material, and therefore exhibits were not included for these issuances. Additionally, in the aggregate these issuances represent 759,125 warrants (1.4%) of the total 54,871,404 common shares and warrants issued as of 10/31/12. And the FMV at grant date of these warrants is approximately $457,000 (2.4%) of the total $19,342,297 FMV of shares and warrants issued as of 10/31/12. Additionally, per Regulation S-K Item 601(b)(10), material contracts are to be listed in the exhibit tables. Given the immateriality of theses issuances, the Company did not include these exhibits.

Form 10-Q for the Nine Months Ended September 30, 2012
Financial Statements, page 3
Statement of Operations, page 4

3.  We note your product creation costs and product creation costs- related party balances recorded as operating expenses on your statement of operations for the three and nine months ended September 30, 2012. We further note you describe these expenses as “product design and creation costs which include fees and share-based compensation paid to contractors for design, development, merchandising and sourcing of the Company’s product lines.” Considering the material nature of these expenses to your operations, tell us how you determined classifying these costs as operating rather than cost of sales is appropriate.

The Company expenses product design and creation costs as incurred, consistent with the accounting treatment for research and development costs in accordance with ASC 730-10-25-1, as the Company’s product creation expenses are equivalent to research and development expenses. Per ASC 730-15-3, research and development consists of “those activities aimed at developing or significantly improving a product or service (referred to as product) or a process or technique (referred to as a process) whether the product or process is intended for sale or use.” Additionally, per ASC 730-15-4, the following activities are not considered to be research and development:

“(a) Accounting for the costs of research and development activities conducted for others under a contractual arrangement, which is a part of accounting for contracts in general. Indirect costs, including indirect costs that are specifically reimbursable under the terms of a contract, are also excluded from the scope of this Topic.
(b) Activities that are unique to entities in the extractive industries, such as prospecting, acquisition of mineral rights, exploration, drilling, mining, and related mineral development.
(c) The acquisition, development, or improvement of a process by an entity for use in its selling or administrative activities. A process may be intended to achieve cost reductions as opposed to revenue generation. However, (e) specifically excludes market research or market testing activities from research and development activities. Those activities were excluded because they relate to the selling function of an entity. Thus, while in the broadest sense of the word, a process may be used in all of an entity's activities, the acquisition, development, or improvement of a process by an entity for use in its selling or administrative activities shall be excluded from the definition of research and development activities. To the extent, therefore, that the acquisition, development, or improvement of a process by an entity for use in its selling or administrative activities includes costs for computer software, those costs are not research and development costs. Examples of the excluded costs of software are those incurred for development by an airline of a computerized reservation system or for development of a general management information system. See Subtopic 350-40 for guidance related to costs of computer software developed or obtained for internal use and Subtopic 985-20 for computer software intended to be sold, leased or marketed.
(d) Routine or periodic alterations to existing products, production lines, manufacturing processes, and other ongoing operations even though those alterations may represent improvements.
(e) Market research or market testing activities.

(f) Research and development assets acquired in a business combination or an acquisition by a not-for-profit entity. If tangible and intangible assets acquired in that manner are used in research and development activities, they are recognized and measured at fair value in accordance with Subtopic 805-20, regardless of whether they have an alternative future use. After recognition, tangible assets acquired in a business combination or an acquisition by a not-for-profit entity that are used in research and development activities are accounted for in accordance with their nature. After recognition, intangible assets acquired in a business combination or an acquisition by a not-for-profit entity that are used in research and development activities are accounted for in accordance with Topic 350.”

The Company’s product creation expenses fall into one of the following four categories, which are considered to be research and development expenses under ASC 730-15-3, and thus expensed as incurred as operating expenses:

•	Conceptual formulation and design of possible product or process alternative

•	Testing in search for or evaluation of product or process alternatives

•	Modification of the formulation or design of a product or process

•	Design, construction, and testing of preproduction prototypes and models

In the Company’s next filing, we will adjust our description of product creation expense to more clearly articulate the description of expenses listed above. Please see the example below of the Company’s future description of product creation expense.

The Company expenses product design and creation costs as incurred.  Product creation expenses include conceptual formulation and design of possible product or process alternatives, testing in search for or evaluation of product or process alternatives, modification of the formulation or design of product or process, and design, construction, and testing of preproduction prototypes and models.

In connection with responding to the Staff's comments, the Company acknowledges that: (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would appreciate your earliest consideration of this response. If you have any questions or require any additional information with respect to any matters in this letter, please call the undersigned at (503) 766-6427.

Sincerely,

/s/ Aaron Loreth
Aaron Loreth
(Principal Accounting and Financial Officer)